INVEST IN **SHOLDER**

Skilled mental & emotional support for high-burnout employees



sholder.com Boulder CO

Featured Investors



Michael Silverman

Syndicate Lead

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I'm very excited about what Rett & his team are building. I'm investing because I think there is a real opportunity to do well by doing good here. The simple yet powerful notion of holding space for another person just might be the cure for what ails us. The possibility that companies may be able ot use this tool to drive life satisfaction with their employees is a big idea that could create powerful positive change. I couldn't be more excited to support Sholder in this endeavor.

Invested $25,000 this round

Highlights

1. 2,900+ lives served with over $2.5M in active sales pipeline.
2. 150+ people trained and 40+ sholders qualified and available for paid bookings.
3. 97% satisfaction rate from users of the service.
4. Current Investors include 3 founders of $1B+ companies (2 in healthcare), and 50% are women.
5. HR advisors include former executives at Starbucks, Chipotle, & Kate Spade; HP & Sun Microsystems.
6. Mental health experts include Harvard psychiatrist & founder of 1st U.S. psychedelic therapy clinic

7 Sholder is a Public Benefit Corporation: Doing Well While Doing Good.

8 While many talk about "holding space", we are defining the Spaceholder™ ... "Sholder" for short.

Our Team



Rett Kearbey Co-Founder; Chief Executive Officer

1 of 5 people to develop major account sales role for Apple retail. Founding Exec @ Trelora (Techstars 2015; acq'd Dec 22). Built community-led sales engine for Gaia (Nasdaq: GAIA).



Austin Baker Co-founder; Chief Operating Officer

Multi-time founder of HR & employee benefits companies, industry associations, & other businesses. Formed the J. Austin Baker III Memphis Institute For Leadership Education (MILE) at Univ. of Memphis.



Mark Dacy Co-Founder; Chief Learning Officer

12+ years coaching executives and facilitating team workshops for global companies. Executive leader for multiple non-profits. Juris Doctor and Masters in Tax Law from University of Florida.



Heidi Piper Research, Training, & Development

Oversaw R&D and Innovation teams for Proctor & Gamble. Led large team integrations after multiple M&A transactions. Author, speaker, and executive coach.

Sholder Investor Presentation


sholder
Lean on us.
Tap into you.


The Problem
Workers are experiencing unprecedented mental, physical, and emotional exhaustion.
Beyond just the human and cultural costs, this is costing employers a fortune financially.
89% of employees
experienced burnout within the past year.
125-190 B
Employees experiencing burnout cost $3,400 for every $10,000 of salary
130 M+ Americans
work in one-to-many caregiving or service roles with high rates of burnout (teachers, healthcare, food service, hospitality, retail...)

The Insight

The great paradox of this time in human history: despite record levels of interconnectivity, people are feeling more isolated, lonely, and disconnected than ever.

Our "mental health" crisis is not primarily medical; it's a crisis of authentic connection…a weariness of the human spirit.

Loneliness & lack of human emotional support have the strongest correlations with burnout, absenteeism, turnover, and high health costs.

The way our mind carries the story of our lives is causing more problems than actual life events.

The vast majority of "mental health" needs aren't clinical healthcare issues.

The Sholder Solution

We train empathetic people to provide transformative, non-clinical support through organic relationships.



Expert Crafted Curriculum & Training; Consistent Outcome-Verified Delivery

Better Results — Peer support can produce better outcomes for emotional health than traditional therapy (NIH, 2010)*

< 24 Hours — On-Demand or Same Day Sessions (FAST ACCESS)

Up To 85% — Savings vs. clinical therapy (LOW COST)

How Sholder Works



Sholders (Providers)

- **Learn** — 18 hour highly-immersive proprietary training
- **Practice** — Refine 'sholdering' skills in a like-minded community
- **Qualify** — Formal qualification path and continuing education
- **Earn** — Earn $30/hr while making a real impact

Sharers (Users)

- **Match** — Self-directed or tech-driven pairing
- **Schedule** — High availability and flexibility
- **Talk** — Confidentially with a skilled person who cares
- **Benefit** — Tap into inner wisdom, power, and peace

Market Positioning

	Apps, videos, exercises, volunteer chat, self-help	Certified Spaceholders™ ("Sholders")	Psychiatrists, psychologists, counselors, therapists, coaches
	FlourishDx, happify, wisdo, headspace, 7 CUPS, Ten Percent Happier, YouTube, Calm	• Organic-feeling connection • Flexible phone or video calls • Proactive follow-ups • ↓ Cost, ↑ Availability sholder	Ginger.io, Modern Health, lyra, spring health, talkspace, BetterUp, betterhelp, sondermind
Skilled Provider	✗	✓	✓
Consistent Training	✗	✓	✗
Price Point	$–$$	$–$$	$$$$$$

Business Model

Employee Benefit

Training

	ACCESS	PREMIUM
PEPM	$1.25	$2.50
Additional Sessions	$40	$30

Sholder Training Fee $597

Scholarships & "Pay With Future Earnings" Available

Discounts for HR & Leadership Teams

High Burnout Industries + Market Sizes

Industry	Employees	Total Market Size*
K-12 Education	8 M	$2.4 B
Frontline Healthcare	21.2 M	$6.4 B
Food Service & Hospitality	37.5 M	$11.2 B
State Gov't & Municipalities	19.7 M	$6 B
Retail	32 M	$9.6 B
Non-Profit	12.3 M	$3.6 B

* Calculated based on 100% of employees using the service 6 times per year

Market Opportunity in 2 Focus Verticals

	US-Based Employees		Market Penetration		Percentage Utilization		Average Sessions/Mo		A.R.R.
K-12 School Districts (#1 burnout position)	8 M	x	5%	x	10%	x	2	=	$48 M
Frontline Healthcare & Social Assistance (#2 burnout position)	21.2 M	x	5%	x	10%	x	2	=	$127 M

The figures above are projections and cannot be guaranteed.

Capital-Efficient Execution

For Less Than 500K

- Proprietary Training Curriculum Built & Tested
- Platform Live w/ Paying Customers
- Strong 'Tech-Enabled Service' Margins
- Highly Developed Brand & Spaceholder™ IP

151 Sholders Trained

100% of Trainings Oversold To-Date

92 NPS Score (Users)

$2.4M Active Pipeline

Empowered People Transform Industries

Hospitality	Transportation	Food Delivery	Mental/Emotional Health
airbnb	UBER	DOORDASH	sholder
($87B)	($90B)	($31B)	

"With adequate thought in designing the program of care, training, and supervision, anyone in the community with a calling for mental health care can become an effective mental health care provider.

To me, this offers **the most transformative opportunity to reimagine mental health care around the world.**"


DR. VIKRAM PATEL Professor of Global Health, Harvard Medical Schoo


Team
Rett Kearbey Co-Founder; CEO
Rett has spent over 20 years building sales teams & leading growth, from early-stage venture backed startups to Fortune 50 companies. He was one of 5 people hired by Apple to bring enterprise sales strategies into Apple Retail stores, he was a founding executive and growth leader at Trelora (Techstars Boulder 2015; ACQ'D), and he led sales transformation at Gaia (NASDAQ: GAIA), a global streaming service with in-house production studios focused on expanding human consciousness. Rett is also a classically trained singer who enjoys yoga, travel, & being in nature.
Gaia
TRELORA
Austin Baker Co-Founder; COO
Austin Baker is the founder of multiple employee benefits and HR companies (EServ- acquired 2009) (NEP - acquired 2022). He is a leader of multiple industry associations, including the fastest growing benefits enrollment organization in the country, and also is the Co-Founder of the J. Austin Baker III, Memphis Institute for Leadership Education (MILE) with over 2,000 students and mentors. Austin loves building great companies that integrate into communities for maximum impact.
hro partners
NEP
MILE
Mark Dacy Co-Founder; CLO
Mark holds a MA in Taxation & a JD, but it's his incredible way with people that makes him our Chief Learning Officer and "Head of Sholdering". Following a successful career in accounting and law, Mark decided in his late 30's to invest deeper into the lives of his legal clients, becoming an executive and life coach who brings an intuitive spiritual aspect to his work. He is a highly skilled facilitator who has held executive leadership roles in two nonprofits, and he carries a passion from early childhood for seeing people step into their wholeness and access their full potential.
Southern Company
ICF
Heidi Piper Research, Learning & Development
Over her 30+ year career at Procter & Gamble, Heidi led R&D innovation around the world for brands which accounted cumulatively for over $100 Billion in sales. Over this time, she led thousands of people across Europe, North and South America and Asia, consistently creating high performing teams. Heidi is known by former co-workers and peers for creating healthy workplace cultures with strong employee engagement, supported by diversity and inclusion best practices.
P&G
LEGO


Industry Advisors
Marissa Andrada
Marissa has served as the Chief Diversity, Inclusion and People Officer for Chipotle, SVP of HR at Kate Spade, SVP of HR for Starbucks, SVP of HR at GameStop, and Head of HR at Red Bull. She is a founding member of the CNBC Workforce Executive Council, and was named to the HRD Global 100, Business Insider's HR Innovator, and to Nation's Restaurant News' The Power List, Women of Influence.
Christine Leonard
Christine is an award-winning Marketing Strategist for global companies. She was EVP of Strategy for the world's largest healthcare advertising firm and has spent for over 25 years infusing innovation into iconic brands like Disney, Levis, Mercedes Benz, Aetna, Pfizer, and more. She is passionate about connecting human insights to cultural "moments" for high-impact storytelling that elevates minds, hearts, and the overall human experience.
Noah Craft, M.D., Ph.D.
Noah is a scientist-physician-entrepreneur. Before co-founding People Science, he previously co-founded and served as CEO for Science 37, a global clinical research company that specializes in Decentralized Clinical Trials. Prior to building Science 37, he served as Chief Medical Officer at VisualDx, Chief Science Officer at DirectDerm, and Principal at Los Angeles Biomedical Research Institute at Harbor-UCLA.
Will Siu, M.D., D.Phil.
Dr. Siu completed medical and graduate school at UCLA and the University of Oxford, respectively, before training as a psychiatrist at Harvard Medical School. He is a thought leader on the emerging use of psychedelics and the importance of proper integration for optimal benefit. He has been featured as an expert in numerous publications and media, including the Goop Lab series on Netflix.
Jen Fiser, MA Contemplative Psychotherapy; LPC
Jen is the founder and Clinical Director of Innate Path, the first psychedelic-assisted therapy clinic in the United States. She created the model of psychedelic psychotherapy used at the clinic and has recently expanded her focus to offer training and resources for professionals in the psychedelic therapy field. She is a passionate advocate for the voice of the clients in psychedelic therapy.
Julie Penner, MBA, JD
Julie has worked closely with and invested in more than seventy early-stage companies through her five years working at Techstars Boulder and as an Entrepreneur In Residence for the Telluride Venture Accelerator. She has extensive training in Conscious Leadership and lean startup principles and is committed to helping under-represented founders fund and scale wisely, with a focus impact-driven companies.


Industry Advisors (cont)
David Contorno
David is a leading expert in employee benefits with a relentless focus on lowering costs to employers while elevating outcomes for employees. He's the Founder of E-Powered Benefits, was named a "most innovative leader in employee benefits" by Forbes, & hosts an annual symposium that attracts progressive stakeholders from many diverse channels of healthcare in pursuit of building a more equitable system for all.
Mike Shinbein, JD
Mike has been designing employee benefits and compensation packages for over 25 years, serving as an executive at Sun Microsystems, Prudential, Hewlett Packard, Danone, and Frontdoor. He is a regular speaker, presenter, and panelist at industry conferences and he is a sought-after consultant, with a reputation for architecting new, ground-up total rewards functions for multiple large employers.
Business Advisors
Nicole Glaros
Nicole was employee #1 at Techstars, helping grow the portfolio from 10 companies to over 3,000 while coaching hundreds of founders and leading global investment strategy. She was named a Coolest Person in New York Tech by Business Insider and One of the 7 Most Powerful Women to Watch by Entrepreneur. She's a Board Director of CU's Leeds School of Business and the Federal Reserve Bank of Kansas City.
Russell Hirsch, MD, PhD
Russell Hirsch is the Managing Director of Prospect Venture Partners and Generator Ventures. He has helped build and grow numerous category-leading healthcare enterprises as an active investor, board member and co-founder. Prior to establishing a long track record of success in venture capital, Russell was an accomplished research scientist and published in many prestigious journals, including Nature.


Investment Opportunity
Raising $500K
• $150K+ crowdfunded from our community
• Standard Post-Money SAFE
Target Outcomes
• 24,000+ Lives Covered
• $700K+ Annual Run Rate
• 60+ Bookable Sholders ($2M ARR capacity)
Use of Funds
Product & Technology 15%
L&D, Content, & Training Systems 25%
Sales & Marketing 30%
Operations 30%

Target Outcomes mentioned above are forward-looking and cannot be guaranteed.

sholder

The only thing missing is "u".